FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes              No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No    X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Press release regarding first half of 2008 earnings.

Press Release

Corporate Division of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. (34) 913 488 100 (34) 913 488 000 Fax (34) 913 142 821 (34) 913 489 494 www.repsol.com

Madrid, July 31st 2008

Number of pages: 8

First-Half 2008 Earnings

FIRST-HALF NET INCOME IS 2.117 BILLION EUROS

REPSOL’S NET INCOME RISES 24%

•	Income from operations rises 23% to 3.502 billion euros.

•	Profit from Repsol’s three core businesses (upstream, downstream and LNG) advances 20% to 2.502 billion euros.

•	YPF’s profit rises 3.2%, to 644 million euros.

•	Production begins at the I/R field in Libya, Repsol’s largest discovery in that country.

•	Repsol makes a second oil and gas find in Brazil. The discovery of light crude in Guará adds to that of Carioca.

•	Dividend payments rise 39% to one euro per share.

Repsol YPF posted net income of 2.117 billion euros in the first half of 2008, a 24.1% rise on the year-earlier period. These earnings are reported in an environment marked by high oil prices, a fall in international refining margins and the weakness of the dollar against the euro.

Press Release

Operating profit at Repsol YPF was 3.502 billion euros, a rise of 23% year-on-year. The performance of the core business is especially significant as earnings there rose 20.2%, to 2.502 billion euros.

Operating profit at the exploration and production unit, which rose 49.6%, helped offset a 2% decline in refining and marketing of oil products. YPF and Gas Natural, in which Repsol owns a significant share, raised profit by 3.2% and 7.1% respectively.

In July, Repsol paid a complimentary dividend of 0.5 euros a share, taking the total dividend paid from 2007 earnings to 1 euro a share, 39% higher than the previous year.

The 13% average depreciation of the dollar against the euro represented a 415 million euro reduction in the company’s operating income.

As announced on February 28 and reported in the first quarter earnings, Repsol is made up of a core business which includes upstream, downstream and LNG, and two companies in which Repsol holds a significant stake: YPF and Gas Natural SDG.

REPSOL’S CORE BUSINESS GREW 20.2%

The company’s core business, made up of the upstream, downstream and LNG units, posted income from operations of 2.502 billion euros, 20.2% higher than in the first half of 2007.

Upstream profit rose 49.6% year-on-year to 1.327 billion euros, due mostly to a significant 81.8% increase in the price of liquids. This result is in line with the objectives outlined in the 2008-2012 strategic plan.

The improvement in the realization price of liquids made up for the decline in hydrocarbons production during the semester. The depreciation of the dollar against the euro diminished earnings by 200 million euros.

Profit from operations at the liquefied natural gas (LNG) unit was 50 million euros, a rise of 8.7% from the previous year. The improvement in earnings was largely the result of optimization of the Repsol’s tankers, increased gas sales and greater electricity production.

Press Release

Profit from operations at the downstream unit was 1.125 billion euros compared with 1.148 billion in the same period of 2007, a 2% fall. The decline is due to lower international refining margins, especially in petrochemicals, and, to a lesser degree, a fall in sales and the weakness of the dollar.

Investment in the downstream business was 630 million euros compared with 368 million euros in the same period of 2007, mostly on ongoing projects and improvements in plant operation. As part of the 2008-2012 strategic plan, Repsol is expanding the refineries in Cartagena and Bilbao in Spain, and Sines in Portugal.

EARNINGS AT YPF ROSE 3.2%

Operating income at YPF rose 3.2% from the year-earlier period to 644 million euros.

The increase was mostly the result of an improvement in margins of oil products sales and the average price of gas, a consequence of a better sales mix.

GAS NATURAL SDG GAINED 7.1%

Gas Natural SDG in the first half posted operating income of 287 million euros a rise of 7.1% from the 268 million euros reported a year earlier.

The company’s Spanish power production and retail business unit made a noteworthy contribution to the raise, almost tripling its year-earlier profit because of higher wholesale power prices.

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - June		Variation %
	2007	2008
EBITDA	4,274	4,916	15.0
Income from continuous operations before financial expenses	2,847	3,502	23.0
Financial expenses	(45)	(59)	31.1
Income before income tax and income of associates	2,802	3,443	22.9
Income tax	(1,065)	(1,253)	17.7
Share in income from companies carried by the equity method	55	58	5.5
Income for the period	1,792	2,248	25.4
Income attributable to minority interests	86	131	52.3
NET INCOME	1,706	2,117	24.1

BREAKDOWN OF REPSOL YPF

OPERATING PROFIT, BY BUSINESSES

(Million Euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January - June		Variation %
	2007	2008
Upstream	887	1,327	49.6
LNG	46	50	8.7
Downstream	1,148	1,125	(2.0)
YPF	624	644	3.2
Gas Natural SDG	268	287	7.1
Corporate & others	(126)	69	154.8
TOTAL	2,847	3,502	23.0

Press Release

“CORE BUSINESS” OPERATING HIGHLIGHTS

	January – June		Change %
	2007	2008
Oil and gas production (Thousand boepd)	417	335	(19.7)
Crude processed (Thousand tons)	20.7	20.1	(2.8)
Sales of oil products (Thousand tons)	22,986	21,937	(4.6)
Sales of petrochemical products (Thousand tons)	1,556	1,494	(4.0)
LPG sales (Thousand tons)	1,773	1,673	(5.7)

YPF OPERATING HIGHLIGHTS

	January – June		Change %
	2007	2008
Oil and gas production (Thousand boepd)	658	612	(6.9)
Crude processed (Thousand tons)	8.5	8.4	(0.5)
Sales of oil products (Thousand tons)	7,217	7,488	3.8
Sales of petrochemical products (Thousand tons)	796	783	(1.6)
LPG sales (Thousand tons)	188	192	2.0

Press Release

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million Euros)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	DECEMBER	JUNE
	2007	2008
NON-CURRENT ASSETS
Goodwill	3,308	2,868
Other intangible assets	1,018	1,260
Property, plant & equipment	23,676	23,171
Real-Estate Investments	34	33
Equity-accounted financial investments	537	504
Non-current financial assets	1,948	2,391
Deferred tax assets	1,020	1,130
CURRENT ASSETS
Non-current assets classified as held for sale	80	96
Inventories	4,675	6,090
Trade and other receivables	8,017	8,335
Other current financial assets	266	302
Cash and cash equivalents	2,585	2,675

TOTAL ASSETS	47,164	48,855

Total equity	19,162	20,315
NON-CURRENT LIABILITIES
Subsidies	109	108
Non-current provisions	2,565	2,749
Non-current financial debt	10,065	9,534
Deferred tax liabilities	2,473	2,219
Other non-current liabilities	1,435	1,461
CURRENT LIABILITIES
Current provisions	286	186
Current financial debt	1,501	2,027
Trade and other payables	9,568	10,256

TOTAL LIABILITIES	47,164	48,855

Press Release

FIRST-HALF HIGHLIGHTS

Strategic Plan 2008-2012

Repsol YPF Chairman Antonio Brufau in February presented the 2008-2012, Strategic Plan which sets out the main growth vectors of the company for the next few years based on ten key growth projects which account for 60% of the investment in the core business through 2012 (12.3 billion euros).

The new plan, described by Brufau as “ambitious and realistic” calls for a total investment of 32.8 billion euros to increase net income by 2.8 times by 2012, EBITDA by 1.8 times and operating income by 2.1 times.

Guará: New deepwater discovery in Brazil

Repsol in June announced a second deepwater oil discovery in the Santos Basin, off the coast of Brazil. The new discovery, called Guará, is in block BM-S-9 adjacent to the Carioca oil field discovered at the end of 2007 and which contains high grade oil according to initial estimates.

The presence of light 28º API crude oil has been detected in the new field, discovered by a consortium made up of Petrobras (45% and operator), BG (30%) and Repsol YPF (25%), 310 km from the coast of the state of São Paulo at a depth of 5,000 meters.

Guará is in the Santos Basin, considered one of the main growth areas for the company worldwide. The company is drilling to search for oil at greater depths. The development of the deepwater Santos Basin is one of the 10 key projects outlined in the 2008-2012 strategic plan.

Start of Production at the I/R field in Libya

In the second quarter Repsol began production at the I/R field in Libya, one of the 10 key projects outlined in the 2008-2012 strategic plan. Initial output is 6,300 boe/day and a plateau production of 90,000 boe/day is expected.

14.9% of YPF sold to the Petersen Group

Repsol on February 21 agreed to sell 14.9% of YPF to Grupo Petersen for 2.235 billion dollars. The deal, which values YPF at 15 billion dollars, is part of Repsol’s strategy to improve the geographic distribution of its assets, managing them globally while retaining a local focus.

Press Release

The agreement also includes an option on an additional 10.1% of YPF, allowing Grupo Petersen to reach a 25% stake.

A 39% raise in dividends

Repsol agreed to pay a gross dividend of 1 euro per share from 2007 earnings, a raise of 39% from the previous year. This increase is in line with the current management’s policy of increasing payments to shareholders.

Sale of service stations in Ecuador

Repsol agreed to sell to the Peruvian-Chilean PRIMAX group the Ecuadorian companies, RECESA and Oiltrader, for 47 million dollars. This agreement includes the sale of Repsol’s 123 service stations, including those owned directly as well as the franchises, distributed throughout Ecuador. Likewise, this includes the sale of the Repsol industrial sales business in that country, as well as the commercial and logistic infrastructure, and the lubricant and aviation businesses. In the lubricants business Repsol will maintain with PRIMAX a commercialization and distribution contract, and a technical assistance contract for the aviation business.

The sale of RECESA and Oiltrader is part of the non-strategic asset divestment policy contemplated in the 2008-2012 Strategic Plan.

Investment of 3.2 billion euros for Cartagena refinery

On 8 January, an investment of more than 3.2 billion euros was approved for the expansion of the Cartagena refinery, converting this industrial complex into one of the most modern in the world and doubling its production capacity to 11 million tons per year (220,000 b/d).

This project will help reduce the increasing shortfall of medium distilled products in Spain. The Cartagena project is part of Repsol’s program to adapt its installations to the production of clean fuels for transport, encourage the use of biofuels (bio diesel) and improve energy efficiency, security and environmental impact.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 31st, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer